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Kiddie Kredit is a mobile chore tracking app that teaches kids about credit.

kiddiekredit.com Miami FL

Software | Main Street | Technology | Education | Mobile

LEAD INVESTOR

Ethia Dulorie

Kiddie Kredit is a product that will change the way children not only learn about credit but engage with the credit industry as a whole. As a mother of three, I made sure I taught my children the necessary values of debt management. This has helped to prevent them from making mistakes in their young lives but many other children do not have access to the same resources. Evan is an experienced founder who I believe has the skill and passion to bring this vision to fruition. He has assembled a great team, has tapped on incredible advisors, and is backed by other very knowledgable investors. The future is bright for Kiddie Kredit!

Invested $5,000 this round

Learn about Lead Investors

Highlights

1. Unique value proposition... Only chore tracking app teaching kids simultaneously about credit
2. Great way to get families engaged with one another using technology
3. Strong early traction and press with $0 spent on marketing

Our Team

Evan Leaphart Founder

- Being awarded the key to Miami-Dade County in 2019 for Kiddie Kredit - Co-Founder of Black Men Talk Tech Conference - Won over 10 pitch competitions for Kiddie Kredit, exceeding $70k in non-dilutive capital

> As someone who spent his youth affected by bad credit, I don't want the same thing to happen to the generation after me. If credit is understood at an early age and maintained well through young adulthood, individuals will have earlier access to business loans and lines of credit which will allow generational wealth to grow at a faster pace.

Michael Gross Head of Education & COO

Michael Gross Head of Education & COO

Natasha Valley Head of Brand Strategy

Victor Moreno Chief Technology Officer




John Saunders Design & Content Lead


Michael DeGori Software Engineer


Christelle K.

The Story of Kiddie Kredit

We started in 2018. It's been a long, crazy journey, and we've only just begun. What was worked on as a part time project has taken off since the founder Evan Leaphart went full time on the project in 2020.

What happened for Kiddie Kredit in 2021...

2021 has been the most rewarding and exciting year for Kiddie Kredit to date. Despite another year of lockdowns, personal and professional upheaval, and an uncertain future, the Kiddie Kredit team has made tremendous strides. Not only bringing awareness to the importance of credit, but also on developing a quality product that serves the needs of families and customers.

Looking back over the last year, here are some of the main highlights of the Kiddie Kredit team:

- **Launched app version 2.0 with updated UX/UI**
- **Winner of (10) pitch competitions, earning ~ $75,000**
- **Selected for (2) nationally recognized accelerator programs**
  - **Falls Fintech, winner of the Unsung Hero award**
  - **On Deck X**
- **Earned roughly $175,000 in revenue**
- **Raised over $500,000**
- **Secured MOU to work on a teen card in stealth mode**
- **Increased revenue from and strengthened partnership with Equifax**
- **Developed ~120 hours of educational content to be implemented within the app**
  - **Aligned with national standards of financial literacy and built in conjunction with the Credit Builders Alliance**
- **Launching Miami Builds Credit in partnership with the Equifax Foundation**
- **Launched the 'Give a Kid Some Credit' Podcast**
- **Created Holiday partnership with the Baron Davis company UWish & Black Santa**

Additionally, we have been blessed to add new team members, advisors, and

Additionally, we have been blessed to add new team members, advisors, and board members with a wide variety of skills and experience. We have added (3) app developers, (4) company advisors, (2) education facilitators, and (1) new board member. They are by far our most important enhancements of 2021. One of our advisors added to the team is Eric Ries, author of The Lean Startup, arguably one of the most important books for a tech founder.

We are excited about the opportunities available to the Kiddie Kredit team in the years to come and couldn't have done it without your support. Thank you for believing in our mission and investing in the journey. Together we're going to change circumstances for the next generation.

Let's Make History!!!

Downloads

KK Investor Deck KA.pdf